Exhibit 16.1

March 27, 2018

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for SmartFinancial, Inc. and under the date of March 16, 2018, we reported on the consolidated financial statements of SmartFinancial, Inc. as of and for the years ended December 31, 2016 and 2017.  On March 26, 2018, we were dismissed.  We have read SmartFinancial’s statements included under Item 4.01 of its Form 8-K dated March 27, 2018, and we agree with such statements, except that we are not in a position to agree or disagree with (1) SmartFinancial’s statements in the first paragraph of Item 4.01 (a) that the Audit Committee of the board of directors had completed a review of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017, and (2) SmartFinancial Inc.’s statements in Item 4.01 (b).

Very truly yours,

/s/ Mauldin & Jenkins, LLC
Mauldin & Jenkins, LLC

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